January 13, 2006



Mail-Stop 4561
Via facsimile and U.S. Mail
Mr. William F. Ritzmann
President and Chief Operating Officer
United Community Bancorp
92 Walnut Street
Lawrenceburg, Indiana 47025

Re:   United Community Bancorp
                    Form S-1
	        File No. 333-130302
                    Filed December 14, 2006


Dear Mr. Ritzmann:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form S-1
Summary
United Community MHC, page 1
1. Revise to add the material exceptions on the board`s ability to exercise voting control over "most" matters. In addition, supplementally reconcile the statement herein that the MHC will own a majority of the voting stock as long as it exists, with the disclosures on page 11 wherein it discloses that over 10% of the voting shares may be held by others pursuant to benefit plans and the public will hold over 43%. How will the MHC retain a majority?

Our Operating Strategy, page 2
2. Revise the penultimate paragraph on page 2 to disclose the approximate costs to complete the Aurora Branch as well as the costs to complete the other 2 branches and the estimated completion time.
In addition, disclose the estimated costs for the 2 new branches and the anticipated source of funds.

How we determined the Offering Range, page 4
3. Supplementally provide the staff with a copy of the Keller prepared Bluebook.

Mutual Holding Company Data, page 6
4. Revise to include a section captioned "After-Market Performance" directly after this section and include therein tables listing all mutual holding company initial public offerings that occurred between
January 1, 2006 and December 31, 2005. The table should present for each entity; the asset size, one day percentage change in stock price, one month change, and the percentage change through December
31, 2005.

Persons Who Can Order Stock ..., page 12
5. Revise the second paragraph to briefly outline the pro rata priorities if an oversubscription occurs.

Selected Financial and Other Data, page 25

6. Please include selected quarterly financial data as required by
Item 302(a) of Regulation S-K.

Consolidated Financial Statements, F-1

7. Please note the updating requirements of Rule 3-12 of Regulation
S-X.

Note 1 - Summary of Significant Accounting Policies - Investments, page F-8

8. We note your disclosure that premiums or discounts on securities are amortized using the straight line or interest method over the average life of the investment. Please revise to disclose the nature of investments for which you use the straight line method and your basis for this treatment. If you determine that you should be using the interest method for these investments, revise to disclose that your policy materially approximates the interest method.

Note 5 - Loans Receivable, page F-17

9. We note your disclosure of the fair value of mortgage servicing rights. Please revise to provide the disclosures required by paragraph 17(e) of SFAS 140.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Any questions regarding the accounting comments may be
directed
to David Irving (202) 551-3321 or John Nolan at (202) 551-3492.
All
other questions may be directed to Michael Clampitt at (202) 551-
3434
or to me at (202) 551-3491.


						Sincerely,


						Todd Schiffman
						Assistant Director


CC:	Via U.S. Mail and Fax: (202) 362-0840
	Paul Aguggia, Esq.
	Muldoon, Murphy & Aguggia, LLP
	5101 Wisconsin Avenue, NW
	Washington, DC 20016




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United Community Bancorp
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